December 9, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Re:	BioHiTech Global, Inc.
Amendment No. 1 to Form 8-K
Filed October 5, 2015
File No. 001-36843

Dear Mr. Spirgel:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of BioHiTech Global, Inc., the above-referenced company (the “Company”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated October 27, 2015 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

Description

Competition, Originally page 8, presently page 6

1.	We note your disclosure that the Eco-Safe Digester is “believed to be an industry leader in terms of installations and efficiency.” Please provide your basis for this statement.

We have revised the pertinent disclosure to read “ ….and we believe is an industry leader… “

The Company’s basis for the statement is the Company’s understanding that we were the first to introduce aerobic digestion equipment to the US marketplace, which we understand presently has approximately 450 units deployed. Within this US market we have over 250 units deployed, representing a market share of over 50%.

Related Party Transactions, Originally page 11, presently page 8

2.	Please revise your disclosure to include all information required by Item 404(d). For example, provide the names of the shareholders referenced in this section and the approximate dollar amount.

We have revised the disclosure to include the following and delete the prior disclosure:

RELATED PARTY TRANSACTIONS

BioHiTech currently rents its corporate headquarters from BioHitech Realty LLC, a company partially owned by Frank E. Celli and Michael Franco, members of BioHiTech. The lease, which expired on October 31, 2014, required rental payments of $3,550 per month. A new lease was executed in July 2015. Rent expense for the years ended December 31, 2014 and 2013 amounted to $42,600 and $44,362, respectively.

Currently the Eco-Safe Digester in manufactured in S. Korea by a company owned by Chun I. Koh, a member of BioHiTech. Purchases by BioHiTech from the related party company and consulting payments under the distribution agreement for the years ended December 31, 2014 and 2013 amounted $607,500 and $1,194,966, respectively. BioHiTech also has a global distributions rights agreement from Mr. Koh that was in place prior to the member acquiring his equity interest and is on terms deemed arm’s length.

BioHiTech has also entered into various notes and advances from related parties that are disclosed in the financial statements filed herewith.

Related Party Transactions, Originally page 21, presently page 16

3.	We note your disclosure on page 3 that BioHiTech holders received approximately 90% of the issued and outstanding common stock following the merger. Further on page 21 we note that the officers and directors hold 40.6% of the outstanding common stock. Please advise if there are any other holders of more than 5% of the outstanding securities following the merger.

The table within the section “POST-EXCHANGE BENEFICIAL OWNERSHIP OF THE COMPANY’S COMMON STOCK” has been amended to reflect 3 additional holders of over 5% of the Company’s common stock. The table is reproduced below and the additional holders are highlighted:

Shareholder (1)	Beneficial Ownership	Percent of Class (2)
Frank E. Celli	1,292,585	17.2%
Robert A. Joyce	269,345	3.6%
Harriet Hentges	-	-
Robert A. Graham (3)	644,994	-
James D. Chambers (4)	837,296	-
Douglas M. Van Oort	-	-
Officers and Directors as a Group (6 persons)	3,044,220	40.6%
Other 5% Holders
John P. Glauda	974,840	14.0%
Conundrum Capital Partners LLC	837,296	11.2%
Robert Gower(5)	773,514	11.1%
Chun I. Koh	736,941	10.6%
Penn Venture Partners, L.P.	644,994	8.6%

Management, Originally page 21, presently page 17

4.	In connection with the merger, you stated that Shaul Martin resigned as Chief Executive Officer, Chief Financial Officer and Chairman and Benyamin Anshin resigned as Secretary and Treasurer. Further, you state that at the effective time of the merger, the board of directors and officers were reconstituted by the appointment of six (6) individuals (see pg. 4) We note that only two (2) of the six (6) newly appointed individuals will serve as officers, while the other four (4) will serve as directors. The new officers will serve as Chairman and CEO and President and COO respectively. This means there is currently no replacement for the recently vacated roles of CFO, Treasurer, and Secretary. Please advise as to whether the company plans to fill these roles, particularly the role of CFO, and briefly discuss the implications of continuing operations without these key officers.

On November 2, 2015 the Company’s Board of Directors appointed Brian Essman to be the Company’s Chief Financial Officer following a several month search. This event was disclosed in a Current Report on Form 8-K filed on November 3, 2015.

5.	Please advise if any officers or directors have been subject to any events covered by Item 401(f) of Regulation S-K during the last 10 years.

None of the Company’s directors or officers have been subject to any events covered by Item 401(f) of Regulation S-K during the last 10 years.

Summary Compensation of Executive Officers, Page 23

6.	According to footnote * of your executive compensation table it does not account for any compensation paid by Bio Hi Tech America LLC. Please revise your table to include the compensation information for the acquired company’s most recently completed fiscal year. You may wish to refer the CF Disclosure Guidance: Topic No. 1 Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and similar Transactions. https://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

The Summary Compensation of Executive Officers and related footnotes has been revised accordingly.

Item 2.02 Results of Operations and Financial Conditions

Management’s Discussion and Analysis or Plan of Operation, Originally page 28, presently page 23

7.	Please discuss, in quantified detail, the changes in your results of operations for fiscal years December 31, 2014 and 2013, and for interim periods ended June 30, 2015 and 2014, pursuant to Item 303(a)(3) of Regulation S-K. This disclosure should separately address each material year-to-year changes in your income statement line items, and discuss and quantify the major factors that contributed to such changes.

Item 2.02 Results of Operations has been revised to comply with the requirements of Item 303(a)(3) of Regulation S-K for the periods presented.

8.	Further, please discuss any known material trends and uncertainties that will have a material impact on revenues or income from continuing operations. We note your revenue had decreased by more than 50% in FY 2014.

The revisions noted under comment 7, above, reflect known material trends and uncertainties and specifically discuss the nature of the revenue change from period to period and provide the reader with a basis for understanding the trends in revenues.

Liquidity and Capital Resources, Originally page 29, presently page 28

9.	Please discuss your net cash used and provided by operating, investing and financing activities during the periods presented. Your discussion should focus on material changes in respective source of cash flows, and the reasons underlying those changes.

The revisions noted under comment 7, above, reflect revisions relating to cash flows.

10.	You indicated in Note 2 of Bio Hi Tech America, LLC’s financial statements as of December 31, 2014 and 2013 that your principal source of liquidity has been the issuance of debt and equity securities. We further note that you had significant line of credit, promissory notes and convertible debt balances on the balance sheets. In this regard, please expand and discuss the terms of the respective financing arrangements.

Liquidity and Capital Resources has been revised to provide additional information on the Company’s borrowings and debt, which are further disclosed within the financial statements.

11.	In light of the significance of your line of credit balance, please disclose whether the Company is required to comply with any financial covenants and if so, please describe them.

There are no financial covenants relating to the line of credit.

BioHitech America, LLC

Statements of Changes in Members’ Deficiency Years Ended December 31, 2014 and 2013,

Originally page 5, presently page F-5

12.	We note you have two classes of members’ interest. Pursuant to ASC 272-10-50-3, please disclose the rights, preferences and privileges of each class of members’ interest, and describe any limitation of the members’ liability.

The financial statements have been revised to provide disclosure of the nature of the two classes of member interests. See page F-7.

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, Originally page 7, presently page F-8

13.	We note on your web site that one of the plans you offered is the guaranteed saving model. Please tell us how this model generates sales and your revenue recognition policy on such model.

Frequently our sales process with prospective clients will present a comparison of the cost of our product as compared to traditional waste handling cost estimates. We have found such comparisons to be effective in the sales process, but have not entered into any contracts that provide a guarantee of savings. Further, it is not our intention to offer such contractual terms; Our web site has been updated to remove pricing based on a a guarantted savings basis.

14.	It appears that you charge a monthly fee on the price per pound operating expense model. In this regard, please clarify the differences of such model from the rental model and the respective revenue recognition.

We do not have any customers on a price per pound basis. Should we enter into such contracts in the future, appropriate research on accounting treatment will be performed prior to establishing an accounting practice. We have updated our web site to remove any reference to any price per pound operating expense model.

Distribution Agreement, Originally page 17, presently page F-19

15.	We note you provided the sole owner of BioHitech International an annual draw up to $200,000 in connection with the distribution agreement, and you paid $162,000 and $200,000 in FY 2013 and 2014, respectively. In this regard, please tell us how you accounted for such transactions.

The payments were accounted for as a selling, general and administrative expense.

16.	You indicated that the fair value of the distribution agreement was determined to be $202,000, but we note on page 14 that the carrying value of such asset at $444,733. In this regard, please tell us the reason you do not report the asset at fair value.

The disclosure has been revised. The $202,000 related to the value, as determined by a third party valuation firm, of the 16% Class A Common Interests in the Company provided in connection with the distribution agreement. The original disclosure was not intended to relate the overall valuation of the distribution agreement, which management evaluates, as it does other long lived assets, in accordance with the practice disclosed on page F-10 of Note – 3 “Summary of Significant Accounting Policies”. No impairment was noted in such evaluation.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, Page 2

17.	With respect to note (1), please describe adjustments of $(3,998,473), $(2,318,449), $6,330,224 and $698 made to common interests, common stock and additional paid in capital. Also, please explain to readers that the shares of common stock issued to BioHitech are treated for accounting purposes in a manner similar to a stock split by BioHitech.

The unaudited pro forma condensed combined balance sheet disclosures have been revised accordingly.

18.	Please describe the shares of common stock authorized and outstanding, and par value per share on a pro forma condensed combined basis.

The unaudited pro forma condensed combined balance sheet disclosures have been revised accordingly.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Company’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Frank E. Celli

Frank E. Celli,

Chief Executive Officer